August 8, 2024

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Tirios Propco Series LLC (the “Company”)
Amendment No. 11 to Offering Statement on Form 1-A
Filed June 23, 2024 File No. 024-12277

Ms. Gorman:

Please see below for responses to the Division’s letter dated August 7, 2024, regarding the above captioned matter.

Risks Related to Blockchain

The concept of using blockchain to offer fractionalized shares of real estate properties is an emerging field, page 17

1.

Please revise the heading for this risk factor to specifically highlight the risk that investors may erroneously associate your business model with using blockchain to offer and maintain fractional shares, consistent with the body of this risk factor.

The Company respectfully acknowledges the Staff's comment and has revised the heading for the risk factor in the Amendment.

Plan of Distribution

Hyperledger Fabric Blockchain, page 28

2.

Your disclosure states, “As an extension of ERC-721, the smart contract used by Tirios…is able to mint new property tokens, i.e., create tokens for a newly acquired assets…” (emphasis added). Please address the following points in your next amendment:

• Remove and/or revise the italicized phrases above to avoid any potential implication that your business plan involves tokenizing newly acquired properties.

• Clarify the terminology used with respect to your tokens (i.e., the terms “property tokens” and “tokens for newly acquired assets”). To the extent you are using these terms interchangeably with the defined term “Tokens” on page 27, please revise to use the capitalized, defined term here and elsewhere, as appropriate.

The Company respectfully acknowledges the Staff's comment and has made the respective changes in the Amendment.

3.

You state that the smart contract you use “effectively” creates a digital courtesy copy of the Series Interests and the transactions for Series Interests. Please clarify what you mean by the word “effectively” in this context, and explain any distinction between such disclosure and your disclosures elsewhere (e.g., at page 28) that “Tokens are a digital courtesy copy of the Series Interests…” (emphasis added).

The Company respectfully acknowledges the Staff's comment and has revised the disclosure in the Amendment.

4.

We note your disclosure that the “smart contract can calculate and allocate income based on ownership dates….” Describe in greater detail the nature of such income calculation/allocation and provide an appropriate cross-reference to the relevant disclosure elsewhere (e.g., the “Distributions” subsection at pages 62 – 63, if applicable).

The Company respectfully acknowledges the Staff's comment and has revised the disclosure throughout the Offering Statement to clarify that the smart contract tracks the transfer of Series Interests and the financial information by creating a digital courtesy copy of transfers and financial information for Series Interests.

The digital courtesy copy of the transfer tracks the transfer of Series Interests as described under the section Procedure for Transfer on the Tirios Secondary Platform. The digital courtesy copy of financial information tracks the financial information, which includes rent, property taxes, insurance, distributions, etc.

We appreciate the timely response and attention to this matter and respectfully request that the Commission qualify the Offering Statement as soon as possible if the responses are to the Staff's satisfaction.

Sincerely,

/s/ Dodson Robinette PLLC

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